FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

MEDIA RELEASE

Wavecom Announces Third Quarter 2006 Financial Results

Continued strong revenue growth, increasing 12% quarter-on-quarter and up 73% year-on-year

Significant contribution from Americas and APAC regions, increasing 39% and 25% respectively from Q2

Issy-les-Moulineaux (France) – October 26, 2006 – Wavecom SA (NASDAQ: WVCM; Euronext Eurolist compartment B: AVM; ISIN: FR0000073066), a leader in wireless communication solutions for automotive, industrial (machine-to-machine) and mobile professional applications, today announced financial results for its third quarter ending September 30, 2006.

Ron Black, Wavecom Chief Executive Officer, commented, “We are pleased once again to post strong revenue growth in the third quarter of 2006. Furthermore, the overall positive financial results were driven by the successful integration of the acquired Sony Ericsson M2M business, which is well on track”.  He added, “We continue to see strong design win momentum from our newest products, including our Wireless Microprocessor®, the most advanced, high performance embedded processor that combines wireless connectivity in a single component.”

In millions of euros Under US GAAP	Historical Wavecom	Consolidated results	Consolidated results
	Q3 2005	Q2 2006	Q3 2006
Revenues	32.4	49.9	55.9
Gross profit	15.7	20.4	19.9
Operating expenses	13.1	19.8	19.3
Operating income	2.6	0.7	0.6
Net income	3.3	0.2	1.2
Additional information
Operating income	2.6	0.7	0.6
Stock option-related expenses	--	(0.4)	(0.7)
Amortization expense related to acquisition	--	(2.2)	(1.2)
Operating income before stock-option compensation and amortization expense related to acquisition	2.6	3.3	2.5

*Note:  The above consolidated results include three months (July, August and September) for the acquired  business  in Q3 2006 and two months (May and June) in Q2 2006.

Third Quarter 2006 Highlights:

All figures are un-audited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted. Condensed and consolidated financial tables are provided at the end of this release.  Wavecom consolidated financials for the third quarter 2006 include three months of results associated with the acquisition of certain assets of Sony Ericsson’s M2M business unit which closed on April 26, 2006.

Revenues:  Third quarter 2006 consolidated revenues were €55.9 million, an increase of   12% from the second quarter 2006 and 73% from third quarter 2005.  Increase in volumes is coming from new designs that our customers have been working on over the past 24 months. The Americas region, with revenues of €17.3 million led the growth with a 39% quarter-on-quarter increase, while APAC posted a 25% increase, marking its best quarterly performance since we exited the handset business in 2004.

The breakdown of revenues by region in the third quarter was as follows: EMEA 47%; APAC 22%; and Americas 31%. The customer portfolio remained balanced, with the top ten customers, three of which have come with the acquisition, representing 52% of revenues as compared to 49% in the previous quarter.

Backlog:  Our 12-month backlog, on September 30, 2006 stood at €49.2 million compared to €51.6 million as of June 30, 2006. The decrease is primarily in the APAC and EMEA regions coming from a variety of reasons, particularly the reorganization of our regional distributor network.

Gross Margin:  Gross margin for the consolidated business was €19.9 million or 35.6% of revenues compared to 40.9% in the second quarter.  This decline was primarily due to product mix as we had a full three months of revenue from the acquired business’ lower-margin products compared to two months in the previous quarter.  In addition, we took reserves for excess and obsolete (E&O) inventory that decreased the margin by nearly 2 percentage points mainly linked to the integration of the acquired businesses’ manufacturing activities.

Operating Expenses:  Total operating expenses for the third quarter 2006 were €19.3 million, a slight decrease from the second quarter level of €19.8 million.  This decrease was due mainly to the fact that the previous quarter had a one-time charge for acquired in-process technology. Expenses for R&D, G&A and Sales & Marketing were all flat compared to the previous quarter, despite the fact that we carried one additional month of the acquired business.  In addition, there was a small restructuring charge, €38 thousand, related to the consolidation of our America’s region operations into new offices in Research Triangle Park, North Carolina (USA).  We expect to complete the transfer of our R&D teams from San Diego to North Carolina by the end of 2006.

As indicated in the table above, during the third quarter 2006, we continued to have a number of accounting charges related to stock option expenses totaling €0.7 million and to the depreciation of the acquired intangible assets for €1.2 million.

Profit/(loss):  Operating income for the third quarter was €0.6 million, flat to the previous quarter. Net income for the third quarter 2006 was €1.2 million, showing an increase versus the €0.2 million from the previous quarter, as we recorded a net foreign exchange gain of approximately €0.4 million for the third quarter 2006, compared to a €0.7 million loss in the previous quarter.

As shown in the above table, on a non-GAAP basis, which excludes stock option expenses and expenses related to our acquisition, the operating income would have been €2.5 million, compared to €3.3 million the previous quarter.

Balance sheet: Wavecom’s cash position grew to €48.4 million at September 30, 2006, increasing from €37.2 million on June 30, 2006.  This increase was due to a better working capital management, specifically a reduction in accounts receivables.  Following our acquisition of the Sony Ericsson M2M business, an additional payment of €7.5 million should be made no later than December 31, 2006 once contractual conditions are met.

Inventories of both finished products and components as of September 30, 2006, stood at €11.2 million, compared to €6.7 million at the end of the previous quarter.  Inventories increased due mainly to two reasons:  First, as announced previously, we began reporting on our books a portion of components and finished goods held by one contract manufacturer of the acquired business in the third quarter 2006, as we have done for our historical business.  Secondly, the consolidation of our production activities has resulted in an increase in inventory, for a transitional period, with our established outsource manufacturer.

Business news:

•

Navman selected Wavecom wireless technology for an innovative monitored-vehicle security solution that is soon to be released into the New Zealand market.  Silent-i, an initiative between Telecom (New Zealand), Navman and ADT, is a monitored-vehicle security product and service.  The full offer combines a five-star car alarm, GPS geo-locator, CDMA wireless connectivity and 24/7 security backup.

•

Expansion of Wavecom-sponsored web-based forum, now called the Wavecom Developer Forum expanded to include discussions on Wavecom’s hardware family of Wireless CPUs (Central Processing Units).  Launched in October of 2005, the Forum welcomed its 1500th member in September.  This very active forum demonstrates that the Open AT® Software Suite is becoming the de facto standard for the development of natively executed embedded C applications in the industrial wireless space.

•

A.P. Systems, a leading Italian subsystem designer for the meter market announced it has selected a Wavecom wireless solution for its newest line of advanced communications subsystems for automatic electricity meters.  These types of products will help energy providers as they prepare to operate in deregulated energy distribution.

•

Wavecom signed a licensing contract for its software and silicon technology for a license fee of US$5 million.  This transaction, including full payment, is pending execution of certain contractual obligations which are expected to be completed in the fourth quarter 2006.

Further commenting on the state of the business, Ron Black, Wavecom CEO added, “We are very encouraged by the our financial performance in the third quarter 2006 and are extremely pleased to announce the conclusion of a new software licensing agreement.  This transaction moves us further along our strategic axis and demonstrates the value of Wavecom’s technology in the marketplace.”

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call in English reserved for financial professionals commenting on its third quarter 2006.  To access this call, please use the following numbers:  +33 (0) 70 99 42 86 in France, +44 (0)20 7365 1851 in the U.K. and +1 718 354 1152 in the U.S.  Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will announce its Q4 2006 results on February 8, 2007 at 7:00 a.m. Paris time.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom's solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to develop a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), San Diego, CA (USA) and Camberley (UK). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

For further information please contact:
Lisa Ann Sanders	John D. Lovallo
Director, Communications and Investor Relations	Lovallo Communications Group, LLC
Tel. +33 1 46 29 41 81	Tel: + 1 203-431-0587
lisaann.sanders@wavecom.com	Johnlovalloirpr@sbcglobal.net

This press release contains forward-looking statements that relate to the company's future business performance, operating expenses and financial results and objectives.  Such forward-looking statements are based on the current expectations and assumptions of the company’s management only and involve risk and uncertainties.  Potential risks and uncertainties include, without limitation, whether the company will be commercially successful  in implementing its strategic reorientation, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on third parties, changes in foreign currency exchange rates, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth.  Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results.  As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	September 30,	June 30,	September 30,
	2005	2006	2006

	Euro	Euro	Euro
Revenues :
Product sales	31,289	49,187	54,992
Services revenue	614	216	408
Licensing revenue	484	484	485
	32,387	49,887	55,885
Cost of revenues :
Cost of goods sold	16,442	28,762	35,206
Cost of services	220	697	802
	16,662	29,459	36,008
Gross profit	15,725	20,428	19,877
Operating expenses :
Research and development	5,646	7,901	8,140
Sales and marketing	2,757	3,848	3,628
General and administrative	4,463	5,847	6,287
Acquired in process technology	-	1,400	-
Amortization of acquired intangible assets	-	775	1,163
Restructuring costs	233	-	38
Total operating expenses	13,099	19,771	19,256
Operating income	2,626	657	621
Interest income and other financial income, net	271	176	264
Foreign exchange gain (loss), net	441	(647)	354
Total other income (loss)	712	(471)	618
Gain before income taxes	3,338	186	1,239
Income tax expense	8	19	20
Net income	3,330	167	1,219
Basic net income per share	0.22	0.01	0.08
Diluted net income per share	0.21	0.01	0.08
Number of shares used for computing :
- basic	15,349,945	15,384,077	15,385,077
- diluted	15,774,128	15,790,902	15,750,160

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2005	2006
	Euro	Euro
Revenues :
Product sales	96,463	131,640
Services revenue	1,144	895
Licensing revenue	968	1,453
	98,575	133,988
Cost of revenues :
Cost of goods sold	53,530	77,034
Cost of services	613	1,675
	54,143	78,709
Gross profit	44,432	55,279
Operating expenses :
Research and development	17,549	21,944
Sales and marketing	8,715	10,362
General and administrative	13,491	17,701
Acquired in process technology	-	1,400
Amortization of acquired intangible assets	-	1,938
Restructuring costs	1,607	38
Total operating expenses	41,362	53,383
Operating income	3,070	1,896
Interest income and other financial income, net	761	762
Foreign exchange gain (loss), net	3,869	(975)
Total financial income (loss)	4,630	(213)
Gain before minority interests and income taxes	7,700	1,683
Minority interests	-	-
Gain before income taxes	7,700	1,683
Income tax expense	408	92
Net income	7,292	1,591
Basic net income per share	0.48	0.10
Diluted net income per share	0.47	0.10
Number of shares used for computing :
- basic	15,349,945	15,381,572
- diluted	15,571,751	15,770,654

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At Sept 30,
	2005	2006
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	60,663	48,425
Accounts receivable, net	24,271	33,549
Inventory, net	6,448	11,178
Value added tax recoverable	842	568
Prepaid expenses and other current assets	2,741	5,549
Total current assets	94,965	99,269
Other assets :
Long-term investments	3,585	3,608
Other assets	4,146	3,420
Research tax credit	1,529	1,630
Deferred tax assets	9,617	9,617
Intangible and tangible assets, net	6,236	7,791
Acquired intangible assets, net	-	11,846
Goodwill	-	10,828
Total assets	120,078	148,009

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	24,314	41,060
Accrued compensation	6,732	8,035
Current portion of other accrued expenses	3,831	9,212
Current portion of capitalized lease obligations	303	260
Deferred revenue and advances received from customers	2,564	1,383
Other liabilities	225	8,225
Total current liabilities	37,969	68,175

Long-term liabilities :
Long-term portion of other accrued expenses	16,775	11,005
Long-term portion of capitalized lease obligations	94	332
Other long-term liabilities	1,100	918
Total long-term liabilities	17,969	12,255

Shareholders' equity :
Shares, euro 1 nominal value, 15,544,317 shares authorized, issued and outstanding at
September 30, 2006 (15,531,813 at December 31, 2005)	15,532	15,544
Additional paid-in capital	137,180	137,248
Treasury stock at cost (156,345 shares at September 30, 2006 and December 31, 2005)	(1,312)	(1,312)
Retained deficit	(84,650)	(83,060)
Accumulated other comprehensive loss	(2,610)	(841)
Total shareholders' equity	64,140	67,579
Total liabilities and shareholders' equity	120,078	148,009

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2005	2006

	Euro	Euro
Cash flows from operating activities :
Net income	7,292	1,591
Adjustments to reconcile net income to net cash provided from operating activities:
Amortization and impairment of tangible assets	5,430	5,027
Share-based compensation	-	1,414
Loss on sales and retirement of tangible assets	821	6
Net increase (decrease) in cash from working capital items	(11,343)	8,975
Net cash provided by operating activities	2,200	17,013
Cash flows from investing activities :
Disposal (acquisition) of long term investments	5,451	(22)
Purchases of intangible and tangible assets	(1,429)	(4,372)
Acquisition of certain assets, net of cash acquired	-	(24,628)
Proceeds from sale of intangible and tangible assets	851	155
Net cash provided (used) by investing activities	4,873	(28,867)
Cash flows from financing activities :
Principal payments on capital lease obligations	(363)	(278)
Proceeds from exercise of stock options and founders' warrants	24	80
Net cash used in financing activities	(339)	(198)
Effect of exchange rate changes on cash and cash equivalents	(40)	(186)
Net increase (decrease) in cash and cash equivalents	6,694	(12,238)
Cash and cash equivalents, beginning of period	53,318	60,663
Cash and cash equivalents, end of period	60,012	48,425

WAVECOM S.A.

NET INCOME COMPARISON BEFORE AND AFTER STOCK-BASED COMPENSATION

(in thousands, except share information)

	Three months ended
	September 30,	June 30,	September 30,
	2005	2006	2006
	(In thousands, except per share data)

	Euro	Euro	Euro

Net income	3,330	167	1,219

Net income per share
Basic	0.22	0.01	0.08
Diluted	0.21	0.01	0.08

Number of shares used for computing :
Basic	15,349,945	15,384,077	15,385,077
Diluted	15,774,128	15,790,902	15,750,160

Stock-based compensation
Research and development		39	109
Sales and marketing		81	194
General and administrative		279	448
Stock-based compensation total	-	399	751

Net income before stock-based compensation	3,330	566	1,970

Net income before stock-based
compensation per share
Basic	0.22	0.04	0.13
Diluted	0.21	0.04	0.13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.
Date: October 26, 2006	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer